UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOODLES & COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

65540B105

(CUSIP Number)

David McPherson Catterton-Noodles, LLC c/o Catterton Management Company, L.L.C. 599 West Putnam Avenue Greenwich, CT 06830 Chief Legal Officer (203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. J. Michael Chu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,913,793*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,913,793*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,793*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of warrants held by Catterton-Noodles, LLC, a Delaware limited liability company (“Catterton Noodles”), which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”) at a price per share of $4.35. Catterton-Noodles Holdings, LLC, a Delaware limited liability company (“Catterton Noodles Holdings”), is the sole member of Catterton Noodles. CP6 Management, L.L.C., a Delaware limited liability company (“CP6”), is the manager of each of Catterton Noodles Holdings and Catterton Noodles. The management of CP6 is controlled by a managing board. J. Michael Chu is a member of the management board of CP6. By virtue of these relationships, Mr. Chu may be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles. Mr. Chu disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by CP6, Catterton Noodles Holdings, and Catterton Noodles.
**	The percentage is calculated based upon 46,285,778 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,371,985 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended September 29, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. Scott A. Dahnke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,913,793*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,913,793*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,793*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of warrants held by Catterton Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35. Catterton Noodles Holdings is the sole member of Catterton Noodles. CP6 is the manager of each of Catterton Noodles Holdings and Catterton Noodles. The management of CP6 is controlled by a managing board. Scott A. Dahnke is a member of the management board of CP6. By virtue of these relationships, Mr. Dahnke may be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles. Mr. Dahnke disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by CP6, Catterton Noodles Holdings, and Catterton Noodles.
**	The percentage is calculated based upon 46,285,778 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,371,985 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended September 29, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. CP6 Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,913,793*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,913,793*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,793*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of warrants held by Catterton Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.
**	The percentage is calculated based upon 46,285,778 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,371,985 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended September 29, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. Catterton-Noodles Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,913,793*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,913,793*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,793*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of warrants held by Catterton Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.
**	The percentage is calculated based upon 46,285,778 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,371,985 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended September 29, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	NAME OF REPORTING PERSONS. Catterton-Noodles, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,913,793*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,913,793*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,793*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of warrants which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.
**	The percentage is calculated based upon 46,285,778 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,371,985 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended September 29, 2020, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

EXPLANATORY NOTE

This Amendment No. 10 (“Amendment No. 10”) amends (i) the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017 (the “Original Schedule 13D”), (ii) Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 12, 2017 (“Amendment No. 1”), (iii) Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 30, 2018 (“Amendment No. 2”) and (iv) Amendment No. 3 to the Original Schedule 13D filed with the SEC on August 2, 2018 (“Amendment No. 3”); (v) Amendment No. 4 to the Original Schedule 13D filed with the SEC on November 29, 2018 (“Amendment No. 4”); (vi) Amendment No. 5 to the Original Schedule 13D filed with the SEC on August 19, 2020 (“Amendment No. 5”); (vii) Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 26, 2020 (“Amendment No. 6”); (viii) Amendment No. 7 to the Original Schedule 13D filed with the SEC on August 28, 2020 (“Amendment No. 7”); (ix) Amendment No. 8 to the Original Schedule 13D filed with the SEC on December 3, 2020 (“Amendment No. 8”); and (x) Amendment No. 9 to the Original Schedule 13D filed with the SEC on December 21, 2020 (“Amendment No. 9” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and this Amendment No. 10, the “Schedule 13D”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 remain in full force and effect, except as specifically amended by this Amendment No. 10. The Schedule 13D relates to shares of the Class A Common Stock of the Issuer. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a)-(c)	On January 6, 2021, Catterton Noodles Holdings and Catterton Management Company, L.L.C., a Delaware limited liability company (“Catterton Management”), sold 787,476 shares and 50,472 shares, respectively, of Class A Common Stock, at a price of $8.25 per share, pursuant to a private transaction.

Upon completion of the transaction, neither Catterton Noodles Holdings nor Catterton Management hold any shares of Class A Common Stock. Catterton Noodles holds warrants that are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.

Catterton Noodles Holdings is the sole member of Catterton Noodles. By virtue of this relationship, Catterton Noodles Holdings is deemed to beneficially own 1,913,793 shares of Class A Common Stock, consisting of the shares issuable upon exercise of the warrants held by Catterton Noodles.

CP6 is the manager of each of Catterton Noodles Holdings and Catterton Noodles. By virtue of these relationships, CP6 is deemed to beneficially own 1,913,793 shares of Class A Common Stock, consisting of the shares issuable upon exercise of the warrants held by Catterton Noodles.

The management of CP6 is controlled by a managing board. J. Michael Chu and Scott A. Dahnke are members of the management board. By virtue of these relationships, Mr. Chu and Mr. Dahnke may be deemed to share voting and dispositive control over the shares issuable upon exercise of the warrants held by Catterton Noodles. As a result, Mr. Chu and Mr. Dahnke may be deemed to beneficially own 1,913,793 shares of Class A Common Stock. Mr. Chu and Mr. Dahnke disclaim beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by CP6, Catterton Noodles Holdings, and Catterton Noodles.

Based on 46,285,778 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 44,371,985 outstanding shares of Class A Common Stock as disclosed on the cover page of the Issuer’s Form 10-Q for the quarterly period ended September 29, 2020 and (ii) outstanding warrants, which are immediately exercisable for 1,913,793 shares Class A Common Stock, Catterton Noodles, Catterton Noodles Holdings, CP6, Mr. Chu, and Mr. Dahnke beneficially owned, or may be deemed to have beneficially owned, shares of Class A Common Stock representing approximately 4.1% of the Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021

J. Michael Chu

By:	/s/ J. Michael Chu

Scott A. Dahnke

By:	/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

Catterton-Noodles Holdings, LLC

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

Catterton-Noodles, LLC

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person